March  13, 2007

BY FAX

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:  Ryan C. Milne, Staff Accountant

Dear Mr. Milne:

Thank you for your recent letter (the "Comment Letter") on behalf of the United States Securities and Exchange Commission (the "SEC") regarding the Form 8-K (the "8-K") originally filed by Uranium Star Corp. (formerly Yukon Resources Corp.) (the "Company") on January 3, 2007, as amended on February 21, 2007.

As requested, the 8-K has been revised and filed to include an updated letter from Manning Elliott LLP specifically referring to the Company's Form 8-K/As filed on February 21, 2007 and March 13, 2007.  For ease of reference, the request from the Comment Letter is reproduced below in italics.

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Comments and Company responses

1.

We note that you have included a letter from your former accountants confirming that it agrees with the statements made in the Form 8-K/A dated December 22, 2006.  Please re-submit a letter from your former accountants that confirms that it is agreement with the statements made in your Form 8-K/A dated February 21, 2007,  as the amendment reflects statements that were not contained in your Form 8-K filed on December 22. 2006.

The 8-K has been revised to state include a letter from Manning Elliott LLP referring to the Company's Form 8-K/As filed on February 21, 2007 and March 13, 2007.

______________________________

Further to the request in the Comment Letter, on behalf of the Company, the undersigned acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K and the amendments thereto;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 8-K and the amendments thereto; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require any further information, please do not hesitate to contact the undersigned.

Yours very truly,

     /s/  Richard Schler

Richard E. Schler

Vice President & Chief Financial Officer

cc:

Joseph I. Emas

Denis S. Frawley

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